
November 24, 2014

Via e-mail
Yulong Zhu
Chief Executive Officer
Yulong Eco-Materials Limited
Eastern End of Xiwuzhuang Village
Jiaodian Town, Xinhua Area
Pingdingshan, Henan Province
People's Republic of China

> **Re:** **Yulong Eco-Materials Limited**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted November 10, 2014**
> **CIK No. 0001607741**

Dear Mr. Zhu:

We have reviewed your draft registration statement and have the following comments.

Risk Factors, page 6

We depend on third parties to produce some of our products, page 8

1. You state here that you have more bargaining power than your third-party manufacturers. Please reconcile this claim with the fact that you were required to work with the third-party manufacturer of your bricks by one of your suppliers even though you were able to produce sufficient bricks internally to meet demand, and paid approximately $2 more per unit to do so, as well as your statement on page 54 that you rely on maintaining your relationship your current suppliers to deal with the shortages created by the New Energy Policy.

2. You state that the fees of your third-party manufacturers have not materially affected your cost of revenue and gross profit. However, these fees appear to represent a 16% increase in the price of production for your bricks and a 6% increase in the price of production for your concrete. Please revise here and in your MD&A to reflect and discuss the impact of the fees that your third-party manufacturers charge.

<u>PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies … page 11</u>

3. You state here and on page 35 that you will consult with your PRC counsel on whether using proceeds from this offering as a capital contribution or as loans to Yulong WFOE would be more appropriate. Please disclose how you would deliver the proceeds to Yulong WFOE as a loan in light of the $40,000 cap on what you can loan to Yulong WFOE described here.

<u>If our consolidated affiliated entities were to incur net losses, Yulong WFOE's inability to … page 12</u>

4. Please clarify your reference "replac[ing] Yulong Group" in the penultimate sentence under this heading.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28</u>

<u>Results of Operations, page 28</u>

5. We note your discussion of trends and uncertainties in the second paragraph under this heading. Please clarify whether the pace of construction in Pingdingshan is accelerating or decelerating, and please clarify what "encouragement" from the local government you enjoy if there are no tangible benefits. Refer to comment 11 of our letter dated October 21, 2014.

<u>Revenue, page 28</u>

6. Please clarify how much sales volume to existing customers decreased and how much sales to new customers increased in fiscal 2014 as compared to fiscal 2013.

<u>Cost of Revenues, page 31</u>

7. Please clarify the fees you pay or have paid to each of your third party manufacturers in each of the three years presented. Please also discuss your arrangements with them. We note your conflicting statements that your arrangements with your third party manufacturers are identical, on page 51, and that you separately negotiated these arrangements with each manufacturer, stated here.

<u>Liquidity and Capital Resources, page 34</u>

8. Please advise as to why you deleted your discussion of short-term notes payable. We note that these notes continue to be part of your liquidity structure.

Cash Flows, page 35

9. You indicate in the table under this heading that the net cash provided by financing activities in 2014 totaled $176,534, but in the narrative accompanying this table indicate that the amount was $500,000. Please revise.

10. We re-issue comment 16 of our letter dated October 21, 2014. Please reconcile your disclosure here with that under Related Party Transactions. For example, we note that you indicate here that you made loans totaling $4.7 million to related parties in the year ended June 30, 2012, while your disclosure on page 66 indicates loans totaling $3.7 million in that period.

Business, page 40

Yulong Group, page 41

11. We note your response to comment 18 of our letter dated October 21, 2014 does not explain how this arrangement protects Mr. Zhu's privacy. We further note that Mr. Zhu's beneficial ownership of the equity in Yulong Group will be publicly disclosed upon the initial public filing of this registration statement, and it is not apparent that this information is currently confidential. Please revise to clarify the purpose for the use of other shareholders to hold equity on Mr. Zhu's behalf.

12. Please clarify what rights investors in this offering have in the revenue generated by Yulong Group companies and in each company's assets. The risk factors that you cite to at the bottom of page 42 simply state that you do not have direct ownership over the Yulong Group and that you rely on contractual arrangements. We re-issue comment 18 of our letter dated October 21, 2014.

Related Party Transactions, page 65

Other Related Party Transactions, page 65

13. Please revise to indicate the amount outstanding under each of the loans you refer to here as of the latest practicable date. Please see comment 24 of our letter dated October 21, 2014.

14. Please clarify the nature of the "non-cash items" in these tables.

15. Please reconcile the numbers that you present here from period to period. We not, for example, that the largest amount Mr. Zhu owed you in the year ended June 30, 2013 was $2,959,503, and that you did not extend him any further debt in that period. However, his outstanding balance at the end of the prior period was $49,600 less than this amount.

Without any further extension of debt, and as these loans do not bear interest, it is unclear how his outstanding balance grew from period to period.

16. Please disaggregate loans taken out from related parties from "dividend payables." These are separate transactions and should be disclosed and discussed separately.

Financial Statements

17. Please note the updating requirements of Rule 8-08 of Regulation S-X. Update MD&A and other sections accordingly.

Note 19 Subsequent Events, page F--31

18. We note that in January 2014, the Company entered into a purchase agreement with Xuchang Demao Automobile Sales and Service Co., LTD ("Demao"), to purchase 100 garbage trucks, and made a security deposit of approximately $475,313 (RMB 2,925,000).   Given that this transaction occurred during the year ended June 30, 2014 please move this disclosure to Note 7. In addition, please disclose the total purchase price for the 100 garbage trucks and when such payment will be made.

Schedule I Parent-Only Financial Statements, page F-31

19. We note that you no longer label the parent-only financial statements as unaudited. Please label them as such or request that your auditors revise their audit opinion to refer to the audit of these financial statements.

Exhibit Index, page II-4

20. Please file your arrangements with your third-party manufacturers as material contracts.

You may contact Patricia Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pam Long
Assistant Director

cc: Francis Chen, Esq. (*via e-mail*)
        LKP Global Law, LLP